UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

DECIPHERA PHARMACEUTICALS, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

24344T101
(CUSIP Number)

SEPTEMBER 9, 2019
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No.	24344T101	SCHEDULE 13G	Page	2	of	15

1	NAMES OF REPORTING PERSONS Integrated Core Strategies (US) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,263,229
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,263,229

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,263,229
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.47%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	24344T101	SCHEDULE 13G	Page	3	of	15

1	NAMES OF REPORTING PERSONS Integrated Assets II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 245,346
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 245,346

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 245,346
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.48%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	24344T101	SCHEDULE 13G	Page	4	of	15

1	NAMES OF REPORTING PERSONS ICS Opportunities II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 9
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 9

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.00%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	24344T101	SCHEDULE 13G	Page	5	of	15

1	NAMES OF REPORTING PERSONS Millennium International Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 245,355
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 245,355

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 245,355
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.48%
12	TYPE OF REPORTING PERSON PN

CUSIP No.	24344T101	SCHEDULE 13G	Page	6	of	15

1	NAMES OF REPORTING PERSONS Millennium Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,508,584
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,508,584

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,508,584
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.95%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	24344T101	SCHEDULE 13G	Page	7	of	15

1	NAMES OF REPORTING PERSONS Millennium Group Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,508,584
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,508,584

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,508,584
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.95%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	24344T101	SCHEDULE 13G	Page	8	of	15

1	NAMES OF REPORTING PERSONS Israel A. Englander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,508,584
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,508,584

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,508,584
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.95%
12	TYPE OF REPORTING PERSON IN

CUSIP No.	24344T101	SCHEDULE 13G	Page	9	of	15

Item 1.
	(a)	Name of Issuer:

Deciphera Pharmaceuticals, Inc., a Delaware corporation (the "Issuer").

	(b)	Address of Issuer’s Principal Executive Offices:

500 Totten Pond Road Waltham, Massachusetts 02451

Item 2.	(a)	Name of Person Filing:
	(b)	Address of Principal Business Office:
	(c)	Citizenship:

Integrated Core Strategies (US) LLC c/o Millennium Management LLC 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Integrated Assets II LLC c/o Millennium International Management LP 666 Fifth Avenue New York, New York 10103 Citizenship: Cayman Islands

ICS Opportunities II LLC c/o Millennium International Management LP 666 Fifth Avenue New York, New York 10103 Citizenship: Cayman Islands

Millennium International Management LP 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Millennium Management LLC 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Millennium Group Management LLC 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Israel A. Englander c/o Millennium Management LLC 666 Fifth Avenue New York, New York 10103 Citizenship: United States

	(d)	Title of Class of Securities:

common stock, par value $0.01 per share ("Common Stock")

	(e)	CUSIP Number:

24344T101

CUSIP No.	24344T101	SCHEDULE 13G	Page	10	of	15

Item 3.  If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

CUSIP No.	24344T101	SCHEDULE 13G	Page	11	of	15

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

   Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:

   As of the close of business on September 9, 2019, the reporting persons beneficially owned an aggregate of 2,556,262 shares of the Issuer’s Common Stock or 5.05% of the Issuer’s Common Stock outstanding. The calculation of the foregoing percentage was based on 50,647,539 shares of the Issuer’s Common Stock outstanding as of September 3, 2019, as per the information reported in the Issuer’s press release dated September 3, 2019.

   Thereafter, as of the close of business on October 21, 2019, the reporting persons beneficially owned an aggregate of 2,508,584 shares of the Issuer’s Common Stock or 4.95% of the Issuer’s Common Stock outstanding. The calculation of the foregoing percentage was based on 50,647,539 shares of the Issuer’s Common Stock outstanding as of September 3, 2019, as per the information reported in the Issuer’s press release dated September 3, 2019. Specifically, as of the close of business on October 21, 2019:

   i) Integrated Core Strategies (US) LLC, a Delaware limited liability company ("Integrated Core Strategies"), beneficially owned 2,263,229 shares of the Issuer’s Common Stock;

   ii) Integrated Assets II LLC, a Cayman Islands limited liability company ("Integrated Assets II"), beneficially owned 245,346 shares of the Issuer’s Common Stock; and

   iii) ICS Opportunities II LLC, a Cayman Islands limited liability company ("ICS Opportunities II"), beneficially owned 9 shares of the Issuer’s Common Stock, which collectively with the other foregoing reporting persons represented 2,508,584 shares of the Issuer’s Common Stock or 4.95% of the Issuer’s Common Stock outstanding.

   Millennium International Management LP, a Delaware limited partnership ("Millennium International Management"), is the investment manager to Integrated Assets II and ICS Opportunities II and may be deemed to have shared voting control and investment discretion over securities owned by Integrated Assets II and ICS Opportunities II.

   Millennium Management LLC, a Delaware limited liability company ("Millennium Management"), is the general partner of the managing member of Integrated Core Strategies and may be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies. Millennium Management is also the general partner of the 100% shareholder of Integrated Assets II and ICS Opportunities II and may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Assets II and ICS Opportunities II.

   Millennium Group Management LLC, a Delaware limited liability company ("Millennium Group Management"), is the managing member of Millennium Management and may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies. Millennium Group Management is also the general partner of Millennium International Management and may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Assets II and ICS Opportunities II.

   The managing member of Millennium Group Management is a trust of which Israel A. Englander, a United States citizen ("Mr. Englander"), currently serves as the sole voting trustee. Therefore, Mr. Englander may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies, Integrated Assets II and ICS Opportunities II.

   The foregoing should not be construed in and of itself as an admission by Millennium International Management, Millennium Management, Millennium Group Management or Mr. Englander as to beneficial ownership of the securities owned by Integrated Core Strategies, Integrated Assets II or ICS Opportunities II, as the case may be.

(b) Percent of Class:

   As of the close of business on October 21, 2019, Millennium Management, Millennium Group Management and Mr. Englander may be deemed to have beneficially owned 2,508,584 shares of the Issuer’s Common Stock or 4.95% of the Issuer’s Common Stock outstanding (see Item 4(a) above), which percentage was calculated based on 50,647,539 shares of the Issuer’s Common Stock outstanding as of September 3, 2019, as per the information reported in the Issuer’s press release dated September 3, 2019.

CUSIP No.	24344T101	SCHEDULE 13G	Page	12	of	15

 (c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

   -0-

(ii) Shared power to vote or to direct the vote

   2,508,584 (See Item 4(b))

 (iii) Sole power to dispose or to direct the disposition of

   -0-

(iv) Shared power to dispose or to direct the disposition of

   2,508,584 (See Item 4(b))

Item 5. Ownership of Five Percent or Less of a Class

   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

    Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

    Not applicable.

Item 8. Identification and Classification of Members of the Group

    See Exhibit I.

Item 9. Notice of Dissolution of Group

    Not applicable.

Item 10. Certification

   By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	24344T101	SCHEDULE 13G	Page	13	of	15

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of October 21, 2019, by and among Integrated Core Strategies (US) LLC, Integrated Assets II LLC, ICS Opportunities II LLC, Millennium International Management LP, Millennium Management LLC, Millennium Group Management LLC and Israel A. Englander.

CUSIP No.	24344T101	SCHEDULE 13G	Page	14	of	15

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: October 21, 2019

INTEGRATED CORE STRATEGIES (US) LLC By: Integrated Holding Group LP, its Managing Member By: Millennium Management LLC, its General Partner
By: /s/ Mark Meskin
Name: Mark Meskin Title: Chief Trading Officer
INTEGRATED ASSETS II LLC By: Millennium International Management LP, its Investment Manager
By: /s/ Mark Meskin
Name: Mark Meskin Title: Chief Trading Officer
ICS OPPORTUNITIES II LLC By: Millennium International Management LP, its Investment Manager
By: /s/ Mark Meskin
Name: Mark Meskin Title: Chief Trading Officer
MILLENNIUM INTERNATIONAL MANAGEMENT LP
By: /s/Mark Meskin
Name: Mark Meskin Title: Chief Trading Officer
MILLENNIUM MANAGEMENT LLC
By: /s/Mark Meskin
Name: Mark Meskin Title: Chief Trading Officer
MILLENNIUM GROUP MANAGEMENT LLC
By: /s/Mark Meskin
Name: Mark Meskin Title: Chief Trading Officer
/s/ Israel A. Englander
Israel A. Englander

CUSIP No.	24344T101	SCHEDULE 13G	Page	15	of	15

EXHIBIT I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.01 per share, of Deciphera Pharmaceuticals, Inc., a Delaware corporation, will be filed on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: October 21, 2019

INTEGRATED CORE STRATEGIES (US) LLC By: Integrated Holding Group LP, its Managing Member By: Millennium Management LLC, its General Partner
By: /s/ Mark Meskin
Name: Mark Meskin Title: Chief Trading Officer
INTEGRATED ASSETS II LLC By: Millennium International Management LP, its Investment Manager
By: /s/ Mark Meskin
Name: Mark Meskin Title: Chief Trading Officer
ICS OPPORTUNITIES II LLC By: Millennium International Management LP, its Investment Manager
By: /s/ Mark Meskin
Name: Mark Meskin Title: Chief Trading Officer
MILLENNIUM INTERNATIONAL MANAGEMENT LP
By: /s/Mark Meskin
Name: Mark Meskin Title: Chief Trading Officer
MILLENNIUM MANAGEMENT LLC
By: /s/Mark Meskin
Name: Mark Meskin Title: Chief Trading Officer
MILLENNIUM GROUP MANAGEMENT LLC
By: /s/Mark Meskin
Name: Mark Meskin Title: Chief Trading Officer
/s/ Israel A. Englander
Israel A. Englander